UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 25, 2021

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Turkey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Hepsiburada Announces Role Changes in the Executive Management Team

On August 25, 2021, D-MARKET Electronic Services & Trading (“Hepsiburada,” or the “Company”) issued a press release announcing certain role changes in its executive management team. A copy of the press release is attached as Exhibit 99.1.

Update on Turkish Competition Authority April 2021 Investigation

The Company disclosed in its registration statement on Form F-1 (the “Registration Statement”) filed with the Securities and Exchange Commission in connection with its initial public offering, that the Turkish Competition Authority (“TCA”) initiated in April 2021 an investigation against 32 companies (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding us). The investigation was intended to determine whether those entities had violated the Law on the Protection of Competition (the “Competition Law”) which prohibits anti-competitive agreements in the labor markets.  The Company also disclosed that on June 15, 2021, without notice, TCA officials visited its headquarters and reviewed the digital correspondence of a limited number of senior managers and human resources employees.  For additional information regarding the April 2021 investigation, see “We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations” risk factor disclosure starting on page 38 of the Registration Statement.  On August 18, 2021, the Company received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on August 5th, 2021 against 11 companies including Hepsiburada regarding anti-competitive agreements in the labor markets, and merge this investigation with the ongoing April 2021 investigation disclosed in the Registration Statement. The Company intends to fully cooperate with this investigation and has begun the necessary preparations for its defense within the terms provided by the law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

August 25, 2021	By:	/s/ MEHMET MURAT EMIRDAĞ
	Name:	Mehmet Murat Emirdağ
	Title:	Chief Executive Officer

By:	/s/ HALIL KORHAN ÖZ
Name:	Halil Korhan Öz
Title:	Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release of D-MARKET Electronic Services & Trading dated August 25, 2021